

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2021

Dane Andreeff
President and Chief Executive Officer
HELIUS MEDICAL TECHNOLOGIES, INC.
642 Newtown Yardley Road, Suite 100
Newtown, Pennsylvania 18940

      Re: HELIUS MEDICAL TECHNOLOGIES, INC.
          Registration Statement on Form S-1
          Filed September 3, 2021
          File No. 333-259334

Dear Dane Andreeff:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Phillip D. Torrence